The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-270004 and 333-270004-01

Subject to Completion. Dated January 2, 2024.

Pricing Supplement to the Prospectus and Prospectus Supplement, each dated April 13, 2023, the Underlying Supplement No. 1-I dated April 13, 2023 and the Product Supplement No. 3-I dated April 13, 2023

JPMorgan Chase Financial Company LLC

Medium-Term Notes, Series A

$

Market-Linked Notes due 2025

(Linked to the Performance of the S&P 500® Equal Weight Index Relative to the Performance of the S&P 500® Index)

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (February 5, 2025, subject to adjustment) is based on the performance of the S&P 500® Equal Weight Index (which we refer to as the long underlier) relative to the performance of the S&P 500® Index (which we refer to as the short underlier) as measured from and including the trade date (on or about January 3, 2024) to and including the determination date (February 3, 2025, subject to adjustment). We refer to the long underlier and the short underlier collectively as the underliers. If, from the trade date to the determination date, the performance of the long underlier is greater than the performance of the short underlier, the return on your notes will be positive. If, from the trade date to the determination date, the performance of the long underlier is not greater than the performance of the short underlier, you will receive only the principal amount of your notes. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC (“JPMorgan Financial”), as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

To determine your payment at maturity, we will calculate the long underlier return and the short underlier return. The long underlier return is the percentage increase or decrease in the final underlier level of the long underlier from its initial underlier level. The short underlier return is the percentage increase or decrease in the final underlier level of the short underlier from its initial underlier level. On the stated maturity date, for each $1,000 principal amount note, you will receive an amount in cash equal to:

•	if the long underlier return is greater than the short underlier return, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate (expected to be between 1.11 and 1.31) times (c) the result of the long underlier return minus the short underlier return; or
•	if the long underlier return is equal to or less than the short underlier return, $1,000.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See “Risk Factors” on page S-2 of the accompanying prospectus supplement, “Risk Factors” on page PS-12 of the accompanying product supplement and “Selected Risk Factors” on page PS-14 of this pricing supplement.

The foregoing is only a brief summary of the terms of your notes. You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.

If the notes priced today and assuming an upside participation rate equal to the middle of the range listed above, the estimated value of the notes would be approximately $978.70 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the final pricing supplement and will not be less than $968.70 per $1,000 principal amount note. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement for additional information about the estimated value of the notes and “Summary Information — Secondary Market Prices of the Notes” on page PS-8 of this pricing supplement for information about secondary market prices of the notes.

Original issue date (settlement date): on or about January 10, 2024

Original issue price: 100.00% of the principal amount

Underwriting commission/discount: up to 1.09% of the principal amount*

Net proceeds to the issuer:         % of the principal amount

See “Summary Information — Supplemental Use of Proceeds” on page PS-8 of this pricing supplement for information about the components of the original issue price of the notes.

*J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to an unaffiliated dealer. In no event will these selling commissions exceed 1.09% of the principal amount. See “Plan of Distribution (Conflicts of Interest)” on page PS-89 of the accompanying product supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing Supplement dated January            , 2024

The original issue price, fees and commissions and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with fees and commission and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price you pay for your notes.

We may use this pricing supplement in the initial sale of the notes. In addition, JPMS or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless JPMS or its agents inform the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●     Product supplement no. 3-I dated April 13, 2023:
http://www.sec.gov/Archives/edgar/data/19617/000121390023029706/ea153081_424b2.pdf

●     Underlying supplement no. 1-I dated April 13, 2023:
http://www.sec.gov/Archives/edgar/data/19617/000121390023029543/ea151873_424b2.pdf

●     Prospectus supplement and prospectus, each dated April 13, 2023:
http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Long underlier: the S&P 500® Equal Weight Index (Bloomberg symbol, “SPW Index”), as published by S&P Dow Jones Indices LLC (“S&P”).

Short underlier: the S&P 500® Index (Bloomberg symbol, “SPX Index”), as published by S&P.

Underliers: the long underlier and the short underlier (each, an “underlier”). The accompanying product supplement refers to each underlier as an “Index.”

Principal amount: each note will have a principal amount of $1,000; $ in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than principal amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the price you pay for your notes, so if you acquire notes at a premium (or discount) to the principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in the notes will be lower (or

PS-3

higher) than it would have been had you purchased the notes at the principal amount. See “Selected Risk Factors — Risks Relating to the Notes Generally — If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount” on page PS-15 of this pricing supplement.

Payment on the stated maturity date: for each $1,000 principal amount note, we will pay you on the stated maturity date an amount in cash equal to:

•	if the long underlier return is greater than the short underlier return, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the relative return; or
•	if the long underlier return is equal to or less than the short underlier return, $1,000.

Initial underlier level (to be set on the trade date and will be the closing level of the applicable underlier on the trade date): with respect to each underlier, the closing level of that underlier on the trade date. The accompanying product supplement refers to the initial underlier level of an underlier as the “Initial Value” of that underlier.

Final underlier level: with respect to each underlier, the closing level of that underlier on the determination date. In certain circumstances, the closing level of an underlier will be based on the alternative calculation of that underlier described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” on page PS-50 of the accompanying product supplement or “The Underlyings — Indices — Discontinuation of an Index; Alteration of Method of Calculation” on page PS-73 of the accompanying product supplement. The accompanying product supplement refers to the final underlier level as the “Final Value.”

Underlier return: with respect to each underlier, the quotient of (i) the final underlier level of that underlier minus the initial underlier level of that underlier divided by (ii) the initial underlier level of that underlier, expressed as a percentage

Long underlier return: the underlier return of the long underlier

Short underlier return: the underlier return of the short underlier

Relative return: the long underlier return minus the short underlier return

Upside participation rate (to be provided in the final pricing supplement): expected to be between 1.11 and 1.31

Trade date: on or about January 3, 2024

Original issue date (settlement date): on or about January 10, 2024

Determination date: February 3, 2025, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” on page PS-50 of the accompanying product supplement

Stated maturity date: February 5, 2025, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-49 of the accompanying product supplement. The accompanying product supplement refers to the stated maturity date as the “maturity date.”

No interest: The offered notes will not bear interest.

No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system.

No redemption: The offered notes will not be subject to redemption right or price dependent redemption right.

PS-4

Closing level: as described under “The Underlyings — Indices — Level of an Index” on page PS-71 of the accompanying product supplement

Business day: as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-49 of the accompanying product supplement

Trading day: as described under “General Terms of Notes — Postponement of a Determination Date — Additional Defined Terms” on page PS-52 of the accompanying product supplement

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page PS-47 of the accompanying product supplement, as supplemented by “— Supplemental Use of Proceeds” below

Treatment as Contingent Payment Debt Instruments: You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes with a Term of More than One Year — Notes Treated as Contingent Payment Debt Instruments,” in the accompanying product supplement no. 3-I. Unlike a traditional debt instrument that provides for periodic payments of interest at a single fixed rate, with respect to which a cash-method investor generally recognizes income only upon receipt of stated interest, our special tax counsel, Davis Polk & Wardwell LLP, is of the opinion that the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” As discussed in that subsection, you generally will be required to accrue original issue discount (“OID”) on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity. Upon sale or exchange (including at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted basis in the note, which generally will equal the cost thereof, increased by the amount of OID you have accrued in respect of the note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2025 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

The discussions in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes with a Term of More than One Year — Notes Treated as Contingent Payment Debt Instruments”) in the accompanying product supplement, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

PS-5

Comparable Yield and Projected Payment Schedule

We will determine the comparable yield for the notes and will provide that comparable yield and the related projected payment schedule (or information about how to obtain them) in the pricing supplement for the notes, which we will file with the SEC. The comparable yield for the notes will be determined based upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities at the time of issuance.  The comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed with respect to the notes in each year and are neither a prediction nor a guarantee of what the actual yield will be.

ERISA: as described under “Benefit Plan Investor Considerations” on page PS-91 of the accompanying product supplement

Supplemental plan of distribution: as described under “Plan of Distribution (Conflicts of Interest)” on page PS-89 of the accompanying product supplement; we estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $ . We expect to agree to sell to JPMS, and JPMS expects to agree to purchase from us, the aggregate principal amount of the notes specified on the front cover of this pricing supplement. JPMS proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to an unaffiliated dealer at that price and to pay that dealer a selling commission not in excess of 1.09% of the principal amount.

Conflicts of interest: JPMS has a “conflict of interest” within the meaning of FINRA Rule 5121 in any offering of the notes in which it participates because JPMorgan Chase & Co. owns, directly or indirectly, all of the outstanding equity securities of JPMS, because JPMS and we are under common control by JPMorgan Chase & Co. and because the net proceeds received from the sale of the notes will be used, in part, by JPMS or its affiliates in connection with hedging our obligations under the notes. The offering of the notes will comply with the requirements of Rule 5121 of Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding a FINRA member firm’s underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated agent of ours may make sales in the offering of the notes to any of its discretionary accounts without the specific written approval of the customer.

Calculation agent: JPMS

CUSIP no.: 48134THL1

ISIN no.: US48134THL17

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

PS-6

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(a) any reference to “calculating the closing level of that Index last in effect prior to the commencement of the market disruption event (or prior to the non-trading day)” under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” in the accompanying product supplement will be deemed to refer to “calculating the closing level of that Index last in effect prior to the commencement of the initial Disrupted Day”; and

(b) all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
Index	underlier
Initial Value	initial underlier level
Final Value	final underlier level
pricing date	trade date
maturity date	stated maturity date
term sheet	preliminary pricing supplement

In addition, the following terms used in this pricing supplement are not defined in the accompanying product supplement: long underlier, short underlier, long underlier return, short underlier return, relative return and upside participation rate. Accordingly, please refer to “Key Terms” on page PS-3 of this pricing supplement for the definitions of these terms.

Any values of the underliers, and any values derived therefrom, included in this pricing supplement may be corrected, in the event of manifest error or inconsistency, by amendment of this pricing supplement.

The Estimated Value of the Notes

The estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes, set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” on page PS-17 of this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Factors — Risks Relating to the Estimated

PS-7

Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” on page PS-17 of this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and the unaffiliated dealer, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes, if any, may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. A fee will also be paid to iCapital Markets LLC, an electronic platform in which an affiliate of Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes, holds an indirect minority equity interest, for services it is providing in connection with this offering. See “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price of the Notes” on page PS-16 of this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-18 of this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over the period from the trade date through April 3, 2024. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Factors

— Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” on page PS-17 of this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Examples” on page PS-9 of this pricing supplement for an illustration of the risk-return profile of the notes and “The Underliers” on page PS-19 of this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and the unaffiliated dealer, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

PS-8

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical relative returns on the determination date could have on the payment at maturity assuming all other variables remain constant.

The examples below are based on a range of relative returns that are entirely hypothetical; no one can predict what the level of each underlier will be on any day throughout the term of your notes, and no one can predict what the final underlier level of each underlier (and therefore the relative return) will be on the determination date. The underliers have been highly volatile in the past — meaning that the levels of the underliers have changed considerably in relatively short periods — and their performances cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the underliers and our and JPMorgan Chase & Co.’s creditworthiness. In addition, the estimated value of the notes will be less than the original issue price. For more information on the estimated value of the notes, see “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Upside participation rate	1.11

Neither a market disruption event nor a non-trading day occurs with respect to any underlier on the originally scheduled determination date

During the term of the notes, each underlier is not discontinued, the method of calculating each underlier does not change in any material respect and each underlier is not modified so that its level does not, in the opinion of the calculation agent, fairly represent the level of that underlier had those modifications not been made

Notes purchased on original issue date at the principal amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier levels that will serve as the baselines for determining the underlier returns and the amount that we will pay on your notes at maturity. We will not do so until the trade date. As a result, the actual initial underlier level of each underlier may differ substantially from the level of that underlier prior to the trade date.

For these reasons, the actual performance of the underliers over the term of your notes, as well as the amount payable at maturity, may bear little relation to the hypothetical examples shown below or to the historical level of each underlier shown elsewhere in this pricing supplement. For information about the historical levels of each underlier during recent periods, see “The Underliers — Historical Closing Levels of the Underliers” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underliers between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks of each underlier.

The levels in the left column of the table below represent hypothetical relative returns. The amounts in the right column represent the hypothetical payments at maturity, based on the corresponding hypothetical relative returns, and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical payment at maturity of 100.000% means that

PS-9

the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical relative return and the assumptions noted above.

Hypothetical Relative Return	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
50.000%	155.500%
40.000%	144.400%
30.000%	133.300%
20.000%	122.200%
10.000%	111.100%
5.000%	105.550%
2.500%	102.775%
1.000%	101.110%
0.000%	100.000%
-25.000%	100.000%
-50.000%	100.000%
-75.000%	100.000%
-100.000%	100.000%

If, for example, the relative return were determined to be -25.000%, the payment that we would deliver on your notes at maturity would be 100.00% of the principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would not receive any return on your investment.

The following chart also shows a graphical illustration of the hypothetical payments at maturity (expressed as a percentage of the principal amount of your notes) that we would pay on your notes on the stated maturity date, if the relative return were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical relative return of less than 0.000% (the section left of the 0.000% marker on the horizontal axis) would result in no return on your investment.

PS-10

The following examples illustrate the hypothetical payment at maturity on each $1,000 principal amount note based on hypothetical initial underlier levels and final underlier levels, calculated based on the key terms and assumptions above. The hypothetical initial underlier level for each underlier of 100.00 has been chosen for illustrative purposes only and may not represent a likely initial underlier level for that underlier. For historical data regarding the actual historical levels of the underliers, please see the historical information set forth below under “The Underliers — Historical Closing Levels of the Underliers.” The levels in Column A represent the hypothetical initial underlier level for each underlier, and the levels in Column B represent hypothetical final underlier levels for each underlier. The percentages in Column C represent the underlier return for each underlier. The relative return is shown for each example, and will equal to the long underlier return minus the short underlier return. The values below have been rounded for ease of analysis.

Example 1: The relative return is positive. The payment at maturity exceeds the $1,000 principal amount.

	Column A	Column B	Column C
Underlier	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Hypothetical Underlier Return
Long Underlier	100.00	115.00	15.00%
Short Underlier	100.00	110.00	10.00%
Relative Return:	5.00%

In this example, the hypothetical long underlier return is greater than the hypothetical short underlier return. As a result, the hypothetical relative return is positive. Because the hypothetical relative return is positive, the hypothetical payment at maturity will be calculated as follows:

Payment at maturity = $1,000 + ($1,000 × 1.11 × 5.00%) = $1,055.50

PS-11

Example 2: The relative return is positive. The payment at maturity exceeds the $1,000 principal amount.

	Column A	Column B	Column C
Underlier	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Hypothetical Underlier Return
Long Underlier	100.00	55.00	-45.00%
Short Underlier	100.00	45.00	-55.00%
Relative Return:	10.00%

In this example, the hypothetical long underlier return is greater than the hypothetical short underlier return. As a result, even though the long underlier return is negative, the hypothetical relative return is positive. Because the hypothetical relative return is positive, the hypothetical payment at maturity will be calculated as follows:

Payment at maturity = $1,000 + ($1,000 × 1.11 × 10.00%) = $1,111.00

Example 4: The relative return is negative. The payment at maturity will equal the principal amount.

	Column A	Column B	Column C
Underlier	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Hypothetical Underlier Return
Long Underlier	100.00	160.00	60.00%
Short Underlier	100.00	165.00	65.00%

Relative Return:	-5.00%

In this example, the hypothetical long underlier return is less than the hypothetical short underlier return. As a result, even though the long underlier return is positive, the hypothetical relative return is negative. Because the hypothetical relative return is negative, the hypothetical payment at maturity will equal the principal amount of your notes.

Example 4: The relative return is negative. The payment at maturity will equal the principal amount.

	Column A	Column B	Column C
Underlier	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Column B / Column A
Long Underlier	100.00	90.00	-10.00%
Short Underlier	100.00	105.00	5.00%
Relative Return:	-15.00%

In this example, the hypothetical long underlier return is less than the hypothetical short underlier return. As a result, the hypothetical relative return is negative. Because the hypothetical relative return is negative, the hypothetical payment at maturity will equal the principal amount of your notes.

The payments at maturity shown above are entirely hypothetical; they are based on closing levels for the underliers that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payments at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payments at maturity on notes held to the stated maturity date in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples.

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Please read “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-18 of this pricing supplement.

The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

We cannot predict the actual final underlier levels or what the market value of your notes will be on any particular day, nor can we predict the relationship between the level of each underlier and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level of each underlier and upside participation rate we will provide in the final pricing supplement and the actual final underlier level of each underlier determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

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SELECTED RISK FACTORS

An investment in your notes is subject to the risks described below, as well as the risks described under the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks underlying the underliers to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Risks Relating to the Notes Generally

You May Not Receive More Than the Principal Amount at Maturity

If the long underlier return is equal to or less than the short underlier return, you will receive only the principal amount of your notes at maturity, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Payment at Maturity Will Be Greater Than the Principal Amount Only If the Long Underlier Return Is Greater Than the Short Underlier Return

By purchasing the notes, you are taking the view that the long underlier will outperform the short underlier, which will occur only if smaller capitalization companies in the short underlier generally outperform larger capitalization companies. The long underlier is composed of the same constituents as the short underlier, but weights those constituents equally (as rebalanced each quarter) rather than based on market capitalization as in the short underlier. As a result, the constituents of the short underlier with the largest market capitalizations will generally have a smaller impact on the performance of the long underlier than on the performance of the short underlier. Similarly, the constituents of the short underlier with the smallest market capitalizations will generally have a larger impact on the performance of the long underlier than on the performance of the short underlier. If larger capitalization companies in the short underlier generally outperform smaller capitalization companies, then the long underlier will underperform the short underlier and you will receive only the principal amount of your notes at maturity. You will receive a positive return on your investment only if smaller capitalization companies in the short underlier generally outperform larger capitalization companies.

The Notes Are Subject to the Credit Risks of JPMorgan Financial and JPMorgan Chase & Co.

The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

As a Finance Subsidiary, JPMorgan Financial Has No Independent Operations and Has Limited Assets

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

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No Interest or Dividend Payments or Voting Rights

As a holder of the notes, you will not receive interest payments. As a result, even if the amount payable for your notes on the stated maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in or taking a short position in a non-index-linked debt security of comparable maturity that bears interest at a prevailing market rate. In addition, as a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the underlier stocks would have.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount

The amount you will be paid for your notes on the stated maturity date will not be adjusted based on the price you pay for the notes. If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in the notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the principal amount. If you purchase your notes at a premium to the principal amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the principal amount or a discount to the principal amount.

The Return on the Notes Is Based on Relative Performance

You may receive a lower payment at maturity than you could receive by taking directly a long position in the long underlier or a short position in the short underlier. Unlike a long position in the long underlier or a short position in the short underlier, you may not earn a positive return even if the long underlier appreciates or the short underlier depreciates over the term of the notes. It is possible that you will not earn a positive return when both the long underlier and the short underlier appreciate or when both the long underlier and the short underlier depreciate, if, in either case, the long underlier return is less than the short underlier return. The notes are linked to the performance of the long underlier relative to the performance of the short underlier and thus are affected by the relative, not absolute, performance of the underliers. In order to receive more than the principal amount of the notes at maturity, the long underlier return must be greater than the short underlier return.

Changes in the Level of the Long Underlier May Be Partially Offset or Entirely Negated By Changes in the Level of the Short Underlier

Changes in the level of the long underlier may be partially offset or entirely negated by corresponding changes in the level of the short underlier. If the long underlier return and the short underlier return are strongly correlated, you may not receive a positive return. Conversely, if the long underlier return and the short underlier return are not correlated, your investment will be exposed to any changes in the level of the long underlier relative to changes in the level of the short underlier. You may only receive the principal amount of your notes even if the level of the long underlier increases or the level of the short underlier decreases during the term of the notes.

You Are Exposed to the Risks of Each Underlier

Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the underliers. Your payment at maturity is contingent upon the performance of each individual underlier such that you will be equally exposed to the risks related to the performance of each underlier. Poor performance by the long underlier or strong performance by the short underlier from the trade date to the determination date may negatively affect your payment at maturity and may not

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be offset or mitigated by the performance by the other underlier. Accordingly, your investment is subject to the risks associated with the movements of each underlier.

Lack of Liquidity

The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

The Final Terms and Valuation of the Notes Will Be Provided in the Final Pricing Supplement

The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the final pricing supplement. In particular, each of the estimated value of the notes and the upside participation rate will be provided in the final pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement or under “Summary Information — Key Terms,” as applicable. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the upside participation rate.

Risks Relating to Conflicts of Interest

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes. Also, the distributor from which you purchase the notes may conduct hedging activities for us in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests, the economic interests of any distributor performing such duties and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, and the business activities of any distributor from which you purchase the notes, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. If the distributor from which you purchase notes is to conduct hedging activities for us in connection with the notes, that distributor may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” on page PS-19 of the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

The Estimated Value of the Notes Will Be Lower Than the Original Issue Price of the Notes

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

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The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates

The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Summary Information — Secondary Market Prices of the Notes” on page PS-7 of this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

Secondary Market Prices of the Notes Will Likely Be Lower Than the Original Issue Price of the Notes

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Risks Relating to the Notes Generally — Lack of

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Liquidity” on page PS-16 of this pricing supplement.

Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the levels of the underliers, including:

•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility of the underliers;
•	the time to maturity of the notes;
•	the dividend rates on the underlier stocks;
•	the actual or expected positive or negative correlation between the underliers, or the absence of any such correlation;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

Risks Relating to the Underliers

JPMorgan Chase & Co. Is Currently One of the Companies that Make Up the Underliers

JPMorgan Chase & Co. is currently one of the companies that make up each underlier. JPMorgan Chase & Co. will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of either underlier and the notes.

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THE UNDERLIERS

The S&P 500® Equal Weight Index

The S&P 500® Equal Weight Index is an equal-weighted version of the S&P 500® Index. The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Equal Weight Index, see the information set forth under “Equity Index Descriptions — The S&P Equal Weight Indices” on page US-47 of the accompanying underlying supplement.

In addition, information about the S&P 500® Equal Weight Index may be obtained from other sources including, but not limited to, the long underlier sponsor’s website (including information regarding the long underlier’s sector weightings). We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor any agent or dealer for this offering makes any representation that this publicly available information regarding the long underlier is accurate or complete.

The S&P 500® Index

The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see the information set forth under “Equity Index Descriptions — The S&P U.S. Indices” on page US-69 of the accompanying underlying supplement.

In addition, information about the S&P 500® Index may be obtained from other sources, including, but not limited to, the short underlier sponsor’s website (including information regarding the short underlier’s sector weightings). We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor any agent or dealer for this offering makes any representation that this publicly available information regarding the short underlier is accurate or complete.

Historical Closing Levels of the Underliers

The closing level of each underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of either underlier during any period shown below is not an indication that that underlier is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical levels of either underlier as an indication of the future performance of that underlier. We cannot give you any assurance that the future performance of either underlier or its underlier stocks will result in a return of any of your initial investment on the stated maturity date. In light of the increased volatility currently being experienced by the securities markets, and recent market declines, it may be substantially more likely that you would receive a limited return or no return on your investment in the notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the underliers. The actual performance of the underliers over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The graphs below show the closing levels of the underliers on each day from January 2, 2018 through December 29, 2023. The closing level of the S&P 500® Equal Weight Index on December 29, 2023 was 6,402.89. The closing level of the S&P 500® Index on December 29, 2023 was 4,769.83. We obtained the closing levels above and in the graphs below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

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